UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$ 20,000,000	100%	$20,000,000	$786.00 (1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $27,546.35 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused. $786.00 of that amount is being offset against the registration fee for this offering and $26,760.35 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-156118

*2,000,000 Units*
*Accelerated Return Bear Market Notes*
*Linked to the S&P Retail Select Industry Index*
*Due February 8, 2010*
*$10 principal amount per unit*
*Pricing Supplement/Term Sheet No. 28*

| | |
|---|---|
| *Pricing Date* | *January 29, 2009* |
| *Settlement Date* | *February 5, 2009* |
| *Maturity Date* | *February 8, 2010* |
| *CUSIP No.* | *01019M108* |

**Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation)**

# Accelerated Return Bear Market Notes

- *5-to-1 benefit from decreases in the S&P Retail Select Industry Index subject to a cap of 19.35%*
- *A maturity of approximately one year*
- *1-to-1 loss if the level of the S&P Retail Select Industry Index increases above a 10% buffer, with up to 100% of the principal at risk*
- *No periodic interest payments*
- *Application may be made to list on NYSE Arca under the symbol "SBG"*
- *This debt is **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The terms of the Notes are as specified in this term sheet and in the documents indicated herein under “Additional Note Terms”. Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARN-Bear 2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$20,000,000
Underwriting discount (1)	$.175	$350,000
Proceeds, before expenses, to SEK	$9.825	$19,650,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.125 per unit, respectively.

“Standard & Poor’s,®” “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated, and SEK is an authorized sublicensee. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s® and Standard & Poor’s® makes no representation regarding the advisability of investing in the Notes.

Merrill Lynch & Co.

January 29, 2009

Summary

The Accelerated Return Bear Market Notes Linked to the S&P Retail Select Industry Index due February 8, 2010 (the “Notes”) are senior unsecured debt securities of Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation) and are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”) or secured by collateral. The Notes will rank equally with all of SEK’s other unsecured and unsubordinated debt and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK. The Notes are designed for, but not limited to, investors (i) who anticipate that the level of the S&P Retail Select Industry Index (the “Index”) will decrease from the Starting Value of the Index, determined on January 29, 2009, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on the Calculation Days shortly prior to the maturity date of the Notes, or (ii) who want to invest in such a security for risk diversification purposes. Investors must be willing to forego interest payments on the Notes and be willing to accept a repayment that is capped if the Index decreases or that may be less, and potentially significantly less, than the Original Offering Price of the Notes if the Index increases.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 19.35%. The green line reflects the hypothetical returns on the Notes, while the blue line reflects the hypothetical return of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are four examples of payment at maturity calculations (rounded to three decimal places), including the Starting Value of 1,028.53 and the Capped Value of $11.935.

Example 1—The hypothetical Ending Value is equal to 130% of the Starting Value and more than the Threshold Value:

Starting Value:	1,028.53
Hypothetical Ending Value:	1,337.09
Threshold Value:	1,131.38

$10 -	($10 ×	(1,337.09 – 1,131.38))	= $8.000
1,028.53

Payment at maturity (per unit) = $8.000

Example 2—The hypothetical Ending Value is equal to 105% of the Starting Value but less than the Threshold Value:

Starting Value:	1,028.53
Hypothetical Ending Value:	1,079.96
Threshold Value:	1,131.38

Payment at maturity (per unit) = $10.000

Example 3—The hypothetical Ending Value is equal to 98% of the Starting Value:

Starting Value:	1,028.53
Hypothetical Ending Value	1,007.96

$10 +	($10 ×5 ×	(1,028.53 – 1,007.96))	= $11.000
1,028.53

Payment at maturity (per unit) = $11.000

Example 4—The hypothetical Ending Value is equal to 70% of the Starting Value:

Starting Value:	1,028.53
Hypothetical Ending Value:	719.97

$10 +	($10 ×5 ×	(1,028.53 – 719.97))	= $25.000
1,028.53

Payment at maturity (per unit) = Capped Value = $11.935        (Payment at maturity (per unit) cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 1,028.53, the Threshold Value of 1,131.38 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to three decimal places);
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical direct investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.78% per annum, as more fully described below.

The table below reflects the Capped Value of $11.935.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
719.97	-30.00%	$11.935	19.35%	18.34%	-42.81%
822.82	-20.00%	$11.935	19.35%	18.34%	-26.65%
925.68	-10.00%	$11.935	19.35%	18.34%	-11.89%
946.25	-8.00%	$11.935	19.35%	18.34%	-9.08%
966.82	-6.00%	$11.935 (3)	19.35%	18.34%	-6.31%
997.67	-3.00%	$11.500	15.00%	14.35%	-2.23%
1,013.10	-1.50%	$10.750	7.50%	7.30%	-0.22%
1,023.39	-0.50%	$10.250	2.50%	2.46%	1.11%
1,028.53 (4)	0.00%	$10.000	0.00%	0.00%	1.77%
1,079.96	5.00%	$10.000	0.00%	0.00%	8.26%
1,131.38 (5)	10.00%	$10.000	0.00%	0.00%	14.55%
1,234.24	20.00%	$9.000	-10.00%	-10.18%	26.60%
1,337.09	30.00%	$8.000	-20.00%	-20.95%	38.03%
1,439.94	40.00%	$7.000	-30.00%	-32.42%	48.93%
1,542.80	50.00%	$6.000	-40.00%	-44.75%	59.36%
1,645.65	60.00%	$5.000	-50.00%	-58.17%	69.39%
1,748.50	70.00%	$4.000	-60.00%	-73.03%	79.05%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from February 5, 2009 through February 8, 2010, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.78% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	The total amount payable on the maturity date per unit cannot exceed the Capped Value of $11.935.

(4)	This is the Starting Value.

(5)	This is the Threshold Value.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the “Risks Associated with Foreign Currency Notes and Indexed Notes” section included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluation regarding the merits of an investment linked to the Index.

▪	Any positive return is limited by the Capped Value.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing Merrill Lynch with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and the publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch may do business with underlying companies.

▪	Tax consequences are uncertain. See “U.S. Federal Income Taxation Considerations” below and “Certain U.S. Federal Income Taxation Considerations” in product supplement ARN-Bear 2.

In addition to these risk factors, it is important to bear in mind that the Notes are senior debt securities of SEK and are not guaranteed or insured by the FDIC or secured by collateral. The Notes will rank equally with all of SEK’s unsecured and unsubordinated debt, and any payments due on the Notes, including any repayment of principal, will be subject to the credit risk of SEK.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will depreciate moderately from the Starting Value to the Ending Value or seek risk diversification.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index increases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the return represented by the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪

You are willing to accept that there is no assurance that the Notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the Notes or that there will be liquidity in any trading market. You understand that secondary market prices for the Notes, if any, will be affected by various factors, including the perceived creditworthiness of SEK.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will appreciate from the Starting Value to the Ending Value or that the Index will not depreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 19.35%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We will deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of Merrill Lynch and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. Merrill Lynch is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

The Index

The S&P Retail Select Industry Index

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). SEK and Merrill Lynch have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the Calculation Agent and Merrill Lynch accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Standard & Poor’s publishes the Index (Bloomberg, L.P. index symbol “SPSIRE”). The Index is maintained by the S&P Index Committee, a team of Standard & Poor’s economists and index analysts, who meet on a regular basis. At each meeting, the committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for addition to an index, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

The Index is one of the S&P Select Industry Indices, which are designed to measure the performance of narrow Global Industry Classification Standard (GICS®) sub-industries or groups of sub-industries. Each of the S&P Select Industry Indices includes a minimum of 21 stocks. If the relevant sub-industries do not have enough stocks that meet the criteria for inclusion, large, liquid stocks from highly correlated, supplementary sub-industries are included. Membership is based on a company’s GICS classification, as well as liquidity and market capitalization requirements. The GICS structure consists of 10 sectors, 24 industry groups, 68 industries and 154 sub-industries. Companies are classified primarily based on revenues; however, earnings and market perception are also considered in classification analysis.

Constituent stocks are members of the S&P Total Market Index (described in more detail below), cover at least 90% of float-adjusted market capitalization of the relevant sub-industry(ies), and have a liquidity ratio of at least 60%. This seeks to ensure that each index is representative as well as liquid.

The Index is an equal-weighted index that draws constituents from the GICS sub-industries that contain companies involved in retail-related activities. The GICS sub-industries currently reflected in the Index (together with their respective GICS codes) are :

Catalog Retail (25502010)

Department Stores (25503010)

General Merchandise Stores (25503020)

Apparel Retail (25504010)

Computer & Electronic Retail (25504020)

Specialty Stores (25504040)

Drug Retail (30101010)

Food Retailers (30101030)

Hypermarkets & Super Centers (30101040)

As of July 1, 2008, the Index was composed of 53 stocks. The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends paid on the stocks that investors would receive if they were to purchase the stocks and hold them for a period equal to the term of the Notes.

Eligibility

To be eligible for a S&P Select Industry Index, companies must be in the S&P Total Market Index and rank in the top 90% of their relevant GICS sub-industry by float-adjusted market capitalization. Those stocks at the top, whose cumulative market capitalization is less than or equal to 90% of the total float-adjusted market capitalization of the sub-industry, are deemed to qualify. The S&P Total Market Index (“S&P TMI”) includes all common equities listed on the NYSE (including NYSE Arca), the American Stock Exchange, and the NASDAQ National and Small Cap markets.

Companies having a float-adjusted market capitalization above $500 million are added sequentially in order of float-adjusted market capitalization until the cumulative float-adjusted market capitalization equals 90% of each relevant GICS sub-industry. Under float adjustment, the share counts used reflect only those shares that are available to investors, not all of a company’s outstanding shares. The 90% rule may be relaxed if an individual stock’s float-adjusted market capitalization falls substantially below $500 million. The total number of companies in any index must be at least 21. If there are fewer than 21 stocks in any index after the implementation of the foregoing selection procedure, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds, are included in order of their float-adjusted market capitalization to reach 21 constituents. If the index still does not have enough stocks that meet the criteria for inclusion, the minimum market capitalization requirements may be relaxed until the other requirements have been satisfied.

In addition, index constituents must have a liquidity ratio — defined by dollar value traded over the previous 12 months divided by average market capitalization over the previous 12 months – greater than 60%. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Finally, only companies domiciled in the U.S. are eligible for inclusion.

Changes to the Index

Index rebalancings occur after the closing on the third Friday of each quarter-ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month.

No companies are added between rebalancings. In the case of mergers involving at least one index constituent, the merged company will remain in the index if it meets all of the eligibility requirements. The merged company will be added to the index at the weight of the pre-merger index constituent. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction.

A company is deleted from a Select Industry Index if the S&P Total Market Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 21, no addition will be made to the index until the next rebalancing. At that time, the entire index will be rebalanced based on all eligibility criteria, including minimum number of companies.

In case of GICS changes, if a company does not belong to a qualifying sub-industry after the classification change, it is removed from the relevant index at the next rebalancing.

Index Maintenance

The S&P Index Committee follows a set of published guidelines for maintaining the Index. These guidelines are designed to provide the transparency required and fairness needed to enable investors to replicate the Index and achieve the same performance as the Index.

In order to ensure that the level of the Index remains an accurate barometer of stock market performance over time, it is necessary to adjust the index divisor in response to any change that alters the total market value of the index while holding stock prices constant. Index maintenance—reflecting changes in shares outstanding, capital actions, addition or deletion of stocks to the Index—should not change the level of the index. If the Index closes at 1,250 and one stock is replaced by another, after the market close, the index should open at 1,250 the next morning if all of the opening prices are the same as the previous day’s closing prices. As noted in the formulas above, this is accomplished with an adjustment to the divisor.

Divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new divisor based on whatever changes are being made. It is, then, possible to provide two complete descriptions of the index—one as it existed at the close of trading and one as it will exist at the next opening of trading. If the same stock prices are used to calculate the index levels for these two descriptions, the index levels will be the same.

For cataloging changes, it is useful to separate changes caused by the management of an index from those stemming from corporate actions of the constituent companies. Among those changes driven by Index management are changes to add or delete companies and changes to adjust share counts and other factors affecting share counts or stock prices.

Index Management Related Changes. The table below lists certain index management changes relating to the S&P Total Market Index that could potentially impact the calculation of the S&P Select Industry Indices (including the Index), together with related comments and whether the divisor is adjusted.

S&P TMI Action	Comments	Divisor Adjustment?
Constituent deletion	If the constituent is a member of the index, it is dropped.	Yes

Share changes between quarterly share adjustments	None.	No

Quarterly share changes	There is no direct adjustment, however, on the same date the index rebalancing will take place.	Only because of the index rebalancing

GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the relevant Select Industry index, it is removed at the next rebalancing.	No

Corporate Action Related Changes. There are a large range of different corporate actions ranging from routine share issuances or buy backs to unusual events like spin-offs or mergers. These are listed on the table below, together with notes about any necessary changes to the index and whether the divisor is adjusted.

Corporate Action	Adjustment made to Index	Divisor Adjustment?
Spin-off	No weight change. The price is adjusted to the Price of the Parent Company minus (the Price of the Spin-off company/Share Exchange Ratio). Index Shares change so that the company’s weight remains the same as its weight before the spin-off.	No

Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Subscription/Rights Ratio). Index Shares change so that the company’s weight remains the same as its weight before the spin-off.	No

Stock split	Index Shares are multiplied by and price is divided by the split factor.	No

Share issuance or share repurchase	None.	No

Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the Calculation Agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this term sheet or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and Merrill Lynch have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to Merrill Lynch, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and SEK is an authorized sublicensee of Merrill Lynch. The license agreement between Standard & Poor’s and Merrill Lynch provides that the following language must be stated in this term sheet:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P Retail Select Industry Index to track general stock market performance. S&P’s only relationship to Merrill Lynch (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P Retail Select Industry Index which is determined, composed and calculated by S&P without regard to SEK, Merrill Lynch or the Notes. S&P has no obligation to take the needs of SEK, Merrill Lynch or the holders of the Notes into consideration in determining, composing or calculating the S&P Retail Select Industry Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

The following graph sets forth the monthly historical performance of the S&P Retail Select Industry Index in the period from January 2003 through December 2008. This historical data on the S&P Retail Select Industry Index is not necessarily indicative of the future performance of the S&P Retail Select Industry Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P Retail Select Industry Index during any period set forth below is not an indication that the S&P Retail Select Industry Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the S&P Retail Select Industry Index was 1,028.53.

U.S. Federal Income Taxation Considerations

The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by a holder who purchases Notes in the initial offering at their Original Offering Price and holds the Notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and proposed Treasury regulations issued under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies, tax-exempt organizations or partnerships or other entities classified as partnerships for U.S. federal income tax purposes, (2) persons holding Notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) traders in securities that elect to use a mark to market method of accounting for their securities holdings. In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

For purposes of the following discussion, the term “U.S. holder” means a beneficial owner of the Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a U.S. domestic corporation or (iii) any other entity or person generally subject to U.S. federal income tax on a net income basis.

The following discussion assumes that none of the companies included in the Index is, or will become at any time during the term of the Notes, either a passive foreign investment company or a United States real estate property holding company, in each case, as determined for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the Notes could differ significantly from the consequences described below.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. holders

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as prepaid derivative financial instruments providing for the future purchase or sale of, or payment based on the value of, the Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your obligations, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the maturity date to satisfy that obligation at the maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

Sale, exchange or other taxable disposition of Notes.    A U.S. holder’s initial tax basis in the Notes should be the price at which the U.S. holder purchased the Notes. Upon the sale, exchange or other disposition of Notes in a taxable disposition, a U.S. holder should generally recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the U.S. holder’s adjusted tax basis in the Note. Under the treatment agreed to above, the gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. holder held the Note more than one year immediately before the disposition. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Possible alternative treatments.    Due to the absence of authorities that directly address the proper characterization of the Notes, the absence of comparable instruments for which there is a widely accepted tax treatment and because we are not requesting a ruling from the IRS with respect to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. If the IRS were successful in asserting an alternative characterization of the Notes, the timing and character of income on the Notes could differ materially from the above description.

Backup withholding tax and information reporting.    Unless a U.S. holder is an exempt recipient such as a corporation, payments on the Notes and the proceeds received from the sale of Notes will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability if the U.S. holder provides the required information to the IRS.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts

On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forward contracts and similar financial instruments could be required to recognize ordinary income on a current basis, or could be treated as owning directly the assets subject to the prepaid forward contract or similar financial instrument. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

U.S. holders are urged to consult their tax advisors regarding the potential effects of the foregoing developments on the tax treatment of the Notes.

Consequences to non-U.S. holders

Gain or loss on disposition.    A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, maturity or repurchase by SEK of a Note unless (1) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (2) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding.    In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as our paying agents, to a non-U.S. holder as long as the income associated with the payments is otherwise exempt from U.S. federal income tax and the holder has provided certification that it is a non-U.S. holder, if requested by the paying agent.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should also carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-Bear 2, dated December 23, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508259444/d424b3.htm

▪	Prospectus and prospectus supplement, each dated December 15, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000110465908076407/a08-30087_1f3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to Aktiebolaget Svensk Exportkredit (Publ) (Swedish Export Credit Corporation), and references to “Merrill Lynch” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you such documents if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

Merrill Lynch classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.